FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

CONSOLIDATED FINANCIAL STATEMENTS ANALYSIS OF ENEL AMÉRICAS

AS OF MARCH 31, 2018

▪    Revenues increased by 20.0% compared to the same period of last year reaching US$ 2,800 million explained mainly by higher revenues in Brazil and Argentina. Colombia and Peru also registered higher revenues but to a lesser extent.

▪    EBITDA increased by 26.0% reaching US$ 820 million, explained by better results in the 4 countries, especially in the distribution business in Brazil as a result of the improvement in Enel Dx Goiás (Celg) results and, in Argentina, due to the tariff increase in Edesur.

	EBITDA
Country	March 31
	2018	2017	Variation
	MM US$		%
Argentina	145	71	105.0
Brazil	255	167	52.9
Colombia	293	290	0.9
Peru	133	130	2.1
Enel Américas	820	651	26.0

▪    Operating Income (EBIT) increased by 32.4%, reaching US$ 631 million.

▪    Net income attributable to controlling shareholders reached US$ 221 million, a 200.3% growth compared to the previous year, explained by an improvement in the operating income for the period, along with a better net financial result (lower expense of 35.3%) explained by lower financial expenses in Argentina and Brazil. On the other hand, tax expense increased by 24.6% reaching US$ 170 million.

▪    Net financial debt reached US$ 3,939 million, 17.6% higher than the year-end of 2017, explained mainly by lower level of cash and an increase of debt in Brazil and Colombia.

▪    CAPEX for the period reached US$ 251 million, 8.3% less than the same period of the previous year, mostly due to lower investments in Enel Gx Piura and Enel Dx Río.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

SUMMARY BY BUSINESS SEGMENT

Generation

▪    The generation segment showed an EBIDTA growth of 17.0%, reaching US$ 413 million. The foregoing is explained by better results obtained in the 4 countries, mainly in Argentina as a result of higher prices.

Physical Data

Distribution

▪    The distribution segment showed a 36.3% growth than the same period of the previous year, reaching US$ 429 million; explained mainly by higher tariffs in Argentina as a result of the application of the new regulation, and a better performance of Enel Distribución Goiás. The number of clients increased by 252,925.

Physical data

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

FINANCIAL SUMMARY

The Company’s available liquidity has remained solid, as shown below:

• Cash and cash equivalents                                                      US$ 1,214 million

• Cash and cash equiv. + cash investments over 90 days      US$ 1,388 million

• Available committed lines of credit                                         US$ 808 million

The average nominal interest rate as of March 2018 decreased to 7.1 % from 8.5% during the same period of the previous year, primarily influenced by better interest rate conditions in debts’ refinancing in Brazil and Colombia, and lower inflation in these two countries. All of the above was partially offset by higher debt’s interest rates stemming from the recently acquired EGP Volta Grande concession.

Hedging and protection:

In order to mitigate the financial risks associated to foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at hedging its financial statements against the volatility of these variables.

• Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume debt. Therefore, Enel Américas S.A., has contracted cross currency swaps for US$ 857 million and forwards for US$ 751 million.

• In order to reduce the financial statements volatility caused by interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To that effect, we have entered into interest rate swaps that totaled US$ 1,042 million.

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change of Perimeter:

On February 14, 2017, our subsidiary Enel Brasil S.A. purchased 99.88% of Celg Distribución S.A. share capital. The impact of this operation, plus other factors related to this acquisition, are detailed in note 7.1 of the Consolidated Financial Statements of Enel Américas as of March 31, 2018.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

In November 2017, our subsidiary Enel Brasil S.A. wholly-acquired the Volta Grande concession for an approximate amount of US$ 436 million. The impact of this operation, plus other factors related to this acquisition are detailed in note 9 of the Consolidated Financial Statements of Enel Américas as of March 31, 2018.

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually, all our revenues, income and cash flows come from the operations of our subsidiaries, jointly-controlled entities and associates in these four countries.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The following tables show some key indicators, as of March 31, 2018 and 2017 of the companies operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	1Q18	1Q17	1Q18	1Q17
Enel Generación Costanera S.A.	SIN Argentina	1,692	2,143	4.7%	6.0%
Enel Generación El Chocón S.A.	SIN Argentina	607	643	1.7%	1.8%
Central Dock Sud	SIN Argentina	1,461	1,387	4.0%	3.9%
Enel Generación Perú S.A. (Edegel)	SICN Peru	2,632	2,433	21.1%	19.8%
Enel Generación Piura S.A. (Piura)	SICN Peru	154	174	1.2%	1.4%
Emgesa S.A.	SIN Colombia	4,336	4,243	26.0%	26.2%
EGP Cachoeira Dourada S.A.	SICN Brasil	4,088	2,473	3.5%	1.7%
Enel Generación Fortaleza S.A.	SICN Brasil	691	728	0.6%	0.5%
EGP Vuelta Grande S.A.	SICN Brasil	407	-	0.3%
Total		16,069	14,224

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17

Empresa Distribuidora Sur S.A. (Edesur)	4,626	4,635	12.0%	12.1%	2,535	2,513	606	593
Enel Distribución Perú S.A. (Edelnor)	2,021	2,074	8.2%	7.8%	1,403	1,379	2,375	2,358
Enel Distribución Río S.A.	3,008	3,122	20.5%	19.5%	2,992	3,063	3,085	3,158
Enel Distribución Ceará S.A.	2,867	2,658	13.8%	12.8%	3,991	3,926	3,535	3,376
Enel Distribución Goiás S.A.	3,253	2,079	11.9%	12.7%	2,945	2,828	2,661	2,576
Codensa S.A.	3,409	3,372	7.9%	7.8%	3,364	3,269	2,356	2,377
Total	19,185	17,940	12.4%	12.1%	17,231	16,978	1,831	1,724

(*) Includes final customer sales and tolls.

The following table shows an energy sale revenues breakdown of continuing operations by business segment, by type of client, and by country as of March 31, 2018 and 2017.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17

Generation	82	51	208	159	293	261	133	127	716	598	(172)	(185)	544	413
Regulated customers	-	-	91	65	154	130	73	78	318	273	(172)	(120)	146	153
Non regulated customers	-	-	90	70	112	95	52	40	254	205	-	(65)	254	140
Spot Market	82	51	23	22	27	36	2	4	135	113	-	-	135	113
Other Clients	-	-	4	2	-	-	6	5	9	7	-	-	9	7

Distribution	427	317	840	555	339	313	226	215	1,832	1,399	-	-	1,832	1,399
Residential	156	92	347	355	142	132	117	72	762	651	-	-	762	651
Commercial	144	112	155	191	67	61	30	20	396	384	-	-	396	384
Industrial	45	34	51	60	26	25	44	26	166	144	-	-	166	144
Other	82	79	287	(51)	104	95	35	97	508	220	-	-	508	220
Less: Consolidation adjustments	-	-	(78)	(81)	(56)	(61)	(39)	(42)	(173)	(184)	172	185	(1)	1

Energy Sales Revenues	509	368	970	633	576	513	320	300	2,375	1,813	-	-	2,375	1,813

Variation in million US$ and %.	141	38.3%	337	53.2%	63	12.3%	20	6.7%	562	31.0%	-	-	562	31.0%

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on March 31, 2018 reached US$ 221 million, representing a 200.3 % increase in relation to the US$ 74 million income registered in the same period of the previous year.

Following is an item-by-item comparison of the Income Statement of the continuing operations for the periods ended March 31, 2018 and 2017:

CONSOLIDATED INCOME STATEMENT (million US$)	03-31-2018	03-31-2017	Change	% Change

Revenues	2,800	2,334	466	20.0%
Sales	2,613	2,166	447	20.6%
Other operating income	187	168	19	11.3%
Procurements and Services	(1,570)	(1,252)	(318)	(25.4%)
Energy purchases	(1,048)	(813)	(235)	(28.9%)
Fuel consumption	(63)	(56)	(7)	(12.5%)
Transportation expenses	(224)	(123)	(101)	(82.1%)
Other variable costs	(235)	(260)	25	9.6%
Contribution Margin	1,230	1,082	148	13.7%
Personnel costs	(161)	(218)	57	26.2%
Other fixed operating expenses	(249)	(213)	(36)	(16.9%)
Gross Operating Income (EBITDA)	820	651	169	26.0%
Depreciation and amortization	(167)	(144)	(23)	(15.9%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(23)	(31)	8	26.4%
Operating Income	631	476	154	32.4%
Net Financial Income	(127)	(197)	70	35.3%
Financial income	73	63	10	15.8%
Financial costs	(203)	(263)	60	22.7%
Gain (Loss) for indexed assets and liabilities	-	-	-	0.0%
Foreign currency exchange differences, net	2	2	-	2.0%
Other Non Operating Income	-	1	(1)	0.0%
Net Income From Sale of Assets	-	1	(1)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	-	-	-	0.0%
Net Income Before Taxes	503	280	222	79.8%
Income Tax	(170)	(137)	(33)	(24.6%)
Net Income from Continuing Operations	333	143	190	132.5%

NET INCOME	333	143	190	132.5%
Net Income attributable to owners of parent	221	74	147	200.3%
Net income attributable to non-controlling interest	112	69	43	60.9%

Earning per share (US$ /share)	0.00385	0.00126	0.00259	205.7%

(*) As of Marchr 31, 2018 the average number of paid and subscribed shares were 57,452,641,516 (58,324,975,387 in 2017).

EBITDA:

EBITDA for the period ended March 31, 2018 reached US$ 820 million, which represents a US$ 169 million increase, equivalent to a 26% increase, in comparison to the US$ 651 million EBDITA for the period ended March 31, 2017.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Operating revenues, operating costs, staff expenses and other expenses by nature for the operations that determine our EBITDA, broken down by business segment for the periods ended March 31, 2018 and 2017, are shown below:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of March 31
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	84	53	31	58.5
Brazil	241	189	52	27.5
Colombia	307	272	35	12.9
Peru	198	172	26	15.1
Revenues Generation and Transmission businesses	830	686	144	21.0
Distribution business
Argentina	448	336	112	33.3
Brazil	1,076	918	158	17.2
Colombia	408	377	31	8.2
Peru	237	227	10	4.4
Revenues Distribution business	2,169	1,858	311	16.7
Less: consolidation adjustments and other activities	(199)	(210)	11	(5.2)
Total consolidated Revenues Enel Américas	2,800	2,334	466	20.0

Generation and Transmission businesses
Argentina	(7)	(6)	(1)	(16.7)
Brazil	(126)	(90)	(36)	(40.0)
Colombia	(113)	(89)	(24)	(27.0)
Peru	(104)	(80)	(24)	(30.0)
Procurement and Services Generation and Transmission businesses	(350)	(265)	(85)	(32.1)
Distribution business
Argentina	(257)	(196)	(61)	(31.1)
Brazil	(751)	(632)	(119)	(18.8)
Colombia	(249)	(213)	(36)	(16.9)
Peru	(161)	(155)	(6)	(3.9)
Procurement and Services Distribution business	(1,418)	(1,196)	(222)	(18.6)
Less: consolidation adjustments and other activities	198	209	(11)	5.3
Total consolidated Procurement and Services Enel Américas	(1,570)	(1,252)	(318)	(25.4)

Generation and Transmission businesses
Argentina	(15)	(15)	-	-
Brazil	(4)	(4)	-	-
Colombia	(8)	(7)	(1)	(14.3)
Peru	(8)	(9)	1	11.1
Personnel Exepenses Generation and Transmission businesses	(35)	(35)	-	-
Distribution business
Argentina	(60)	(56)	(4)	(7.1)
Brazil	(40)	(103)	63	61.2
Colombia	(13)	(11)	(2)	(18.2)
Peru	(7)	(7)	-	-
Personnel Exepenses Distribution business	(120)	(177)	57	32.2
Less: consolidation adjustments and other activities	(6)	(6)	-	-
Total consolidated Personnel Expenses Enel Américas	(161)	(218)	57	26.2

	As of March 31
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(7)	(7)	-	-
Brazil	(5)	(4)	(1)	25.0
Colombia	(10)	(13)	3	23.1
Peru	(10)	(9)	(1)	(11.1)
Other Expenses Generation and Transmission businesses	(32)	(33)	1	3.0
Distribution business
Argentina	(40)	(39)	(1)	(2.6)
Brazil	(119)	(97)	(22)	(22.7)
Colombia	(30)	(26)	(4)	(15.4)
Peru	(13)	(9)	(4)	(44.4)
Other Expenses Distribution business	(202)	(171)	(31)	(18.1)
Less: consolidation adjustments and other activities	(15)	(9)	(6)	(66.7)
Total consolidated Other Expenses Enel Américas	(249)	(213)	(36)	(16.9)

EBITDA
Generation and Transmission businesses
Argentina	55	25	30	120.0
Brazil	106	91	15	16.5
Colombia	176	163	13	8.0
Peru	76	74	2	2.7
EBITDA Generation and Transmission businesses	413	353	60	17.0
Distribution business
Argentina	91	45	46	102.2
Brazil	166	86	80	93.0
Colombia	116	127	(11)	(8.7)
Peru	56	56	-	-
EBITDA Distribution business	429	314	115	36.6
Less: consolidation adjustments and other activities	(22)	(16)	(6)	(37.5)
Total consolidated EBITDA Enel Américas	820	651	169	26.0

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

	As of March 31
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(7)	(7)	-	-
Brazil	(5)	(4)	(1)	25.0
Colombia	(10)	(13)	3	23.1
Peru	(10)	(9)	(1)	(11.1)
Other Expenses Generation and Transmission businesses	(32)	(33)	1	3.0
Distribution business
Argentina	(40)	(39)	(1)	(2.6)
Brazil	(119)	(97)	(22)	(22.7)
Colombia	(30)	(26)	(4)	(15.4)
Peru	(13)	(9)	(4)	(44.4)
Other Expenses Distribution business	(202)	(171)	(31)	(18.1)
Less: consolidation adjustments and other activities	(15)	(9)	(6)	(66.7)
Total consolidated Other Expenses Enel Américas	(249)	(213)	(36)	(16.9)

EBITDA
Generation and Transmission businesses
Argentina	55	25	30	120.0
Brazil	106	91	15	16.5
Colombia	176	163	13	8.0
Peru	76	74	2	2.7
EBITDA Generation and Transmission businesses	413	353	60	17.0
Distribution business
Argentina	91	45	46	102.2
Brazil	166	86	80	93.0
Colombia	116	127	(11)	(8.7)
Peru	56	56	-	-
EBITDA Distribution business	429	314	115	36.6
Less: consolidation adjustments and other activities	(22)	(16)	(6)	(37.5)
Total consolidated EBITDA Enel Américas	820	651	169	26.0

EBITDA OF GENERATION AND TRANSMISSION SEGMENT:

Argentina

The EBITDA of our generation subsidiaries in Argentina reached US$ 55 million in March 2018, representing a US$ 30 million increase compared to the same period of 2017. The main variables, by subsidiary, explaining this increase in the results as of March 2018, compared to the same period of 2017, are described below:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Enel Generación Costanera S.A.: (US$ 13 million higher EBITDA mainly attributable to higher revenues from the tariff increase of the Resolution SEE No. 19/2017).

Enel Generación Costanera’s operating revenues increased by US$ 12 million, or 55.2%, in March 2018. This increase is mainly explained by US$ 19 million of higher revenue attributable to a US$ 21 million increase in tariff revenue related to the new Resolution SEE 19/2017. The aforementioned was offset by (i) lower generation due to the maintenance of the power plant totaling US$ 2 million and (ii) US$ 5 million lower conversion income due to the 25.5 % devaluation of the Argentine peso in relation to the US dollar.

Operating costs decreased by a US$ 1 million, mainly due to the 25.5% devaluation of the Argentine peso in relation to the US dollar.

Staff expenses were in line with the same period of the year before.

Other expenses by nature were in line with the same period of the year before.

Enel Generación El Chocón: (US$ 6 million higher EBITDA mainly due to higher tariff revenue stemming from the new  Resolution No. SEE 19/2017)

Operating revenues of Enel Generación El Chocón increased by US$ 5 million, mostly due to (i) a US$ 4 million increase due to the tariff revenue stemming from the new Resolution No. SEE 19/2017, (ii) a US$ 4 million  increase of energy sales due to favorable hydrological conditions. The aforementioned was partially offset by a US$ 3 million decrease as a consequence of the 25.5% devaluation of the Argentine peso in relation to the US dollar.

Operating costs were in line with the same period of the year before.

Staff expenses were in line with the same period of the year before.

Other expenses by nature were in line with the same period of the year before.

Central Dock Sud: (US$ 11 million higher EBITDA mostly attributable to higher revenues stemming from the new tariff regulations No. SEE 19/2017).

Dock Sud’s operating revenues increased by US$ 13 million, or 70.4% in 2018, explained by a US$ 17 million increase in tariff revenues stemming from the new Resolution No.19/2017, which was offset by US$ 4 million decrease in revenues as a consequence of the 25.5% devaluation of the Argentine peso in relation to the US dollar.

Dock Sud’s operating costs increased by US$ 2 million, or 59.5 % in 2018, mainly due to higher transportation costs.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Dock Sud’s Staff expenses were in line with the same period of the year before.

Other expenses by nature were in line with the same period of the year before.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 106 million in 2018, representing a US$ 15 million increase compared to the same period of the previous year. The main variables, by subsidiary, explaining this increase in the results of March 2018, compared to the same period in 2017, are described below:

EGP Cachoeira Dourada S.A.: (US$ 2 million higher EBITDA mainly because of higher energy sales).

EGP Cachoeira Dourada’s operating revenues increased by US$ 36 million, or 35.41%, in 2018. This increase is mostly explained by a US$ 39 million increase due to higher energy sales of 1,614 GWh related to a higher market demand. The above was offset by a US$ 3 million decrease due to the 3.2% depreciation of the Brazilian Real in relation to the US dollar.

EGP Cachoeira Dourada’s operating costs increased by US$ 33 million, or 53.9% in 2018, mostly explained by a US$ 36 million increase in energy purchases given by the rise of unregulated clients’ demand compared to 2017, which was offset by a US$ 2 million decrease in costs due to the 3.2% depreciation of the Brazilian Real in relation to the US dollar

EGP Cachoeira Dourada’s staff expenses were in line with the same period of the year before.

Other expenses by nature were in line with the same period of the year before.

Compañía Eléctrica de Fortaleza: (US$ 10 million lower EBITDA mainly due to higher energy purchases by gas supply disruption carried out by Petrobras)

Compañía Eléctrica de Fortaleza’s operating revenues increased by US$ 2 million, mostly due to a US$ 6 million recognition under the concept of indemnities for insurance associated to claims in generating plant, US$ 2 million as a result of the tax incentive recognition named Provion (Programa de Incentivo y Desarrollo Industrial). The aforementioned was offset by (i) a US$ 3 million decrease in energy sales and (ii) a US$ 2 million decrease as a consequence of the 3.2 % depreciation of the Brazilian Real in relation to the US dollar.

Compañía Eléctrica de Fortaleza’s operating costs increased by US$ 8 million, or 29.7%, in 2018, due to an increase mainly attributable to a US$ 13 million increase in energy purchases, resulting from the gas supply disruption carried out by Petrobras, which forced the company to supply energy in the market, to comply with its contractual committed with customers. The above was partially offset by US$ 5 million of lower fuel consumption.

Eléctrica de Fortaleza’s staff expenses were in line with the same period of the previous year.

Compañía Eléctrica de Fortaleza’s other expenses by nature were in line with the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Enel Cien S.A.: (in line with the same period of the year before).

Enel Green Power Volta Grande.: (Company that entered into the consolidation perimeter as of November 2017, date in which its acquisition was completed. Its income as of March 31, 2018 shows a positive EBITDA of US$ 22 million)

EGP Volta Grande’s operating revenues totaled US$ 26 million, corresponding to 407 GWh of energy sales that took place during the first quarter of 2018.

 .

EGP Volta Grande’s operating costs totaled US$ 4 million, corresponding to energy transportation costs.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 176 million in 2018, which represents a US$ 13 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results as of March 2018, compared to the same period of the previous year, are described below:

Emgesa SA: (US$ 13 million higher EBITDA mostly due higher energy sales)

Emgesa’s operating revenues increased by US$ 35 million, or 12.7%, in 2018. This increase is mostly explained by (i) a US$ 15 million increase resulting from 93 Gwh growth on physical sales, (ii) a US$ 11 million growth in energy tariff,  (iii) a US$ 5 million increase due to the 2.2% appreciation of the Colombian peso in relation to the US dollar and (iv) a US$ 3 million increase corresponding to indemnities for claims on the Chivor, Guavio and Guaca tunnel.

Emgesa’s operating costs increased by US$ 23 million, or 25.3%, in 2018, mainly composed by (i) a US$ 15 million increase in energy purchases, which is explained by: US$ 37 million increase of energy purchases (441/GWh) in the spot market, offset by US$ 23 million in purchase price decrease in the spot market (of -$69/KWh); (ii) a US$ 3 million increase in fuel consumption, (iii) a US$ 5 million increase in transportation costs due to client increase in the unregulated market.

Emgesa’s staff expenses increased by US$ 1 million mostly associated with the 2.2% appreciation of the Colombian peso in relation to the US dollar.

Emgesa’s other expenses by nature decreased by US$ 3 million, or 23.3% in 2018, mainly due to a decrease in wealth tax recognized in March 2017.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Peru_

EBITDA of our generation subsidiaries in Peru reached US$ 76 million in 2018, which represents a US$ 2 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain this increase in the March 2018 results, compared the same period of the previous year, are described below:

Enel Generación Perú S.A. (Edegel): (US$ 1 million higher EBITDA mostly because of higher incomes from tolls and weather emergency compensation offset by energy purchase increase)

Enel Generación Perú’s operating revenues increased by US$ 25 million, or 18.5%, in 2018. This increase is mostly explained by (i) US$ 5 million in higher energy sales resulting from a higher demand (ii) US$ 12 million increase in toll revenues due to more unregulated clients and (iii) a US$8 million increase in provision for loss of profit due to a rotor damage in Ventanilla power plant.

Enel Generación Perú’s Operating costs increased by US$ 24 million, or 35.8%, in 2018 mostly composed by (i) a US$ 6 million increase in energy purchases due to higher electricity generation capacity, (ii) a US$ 8 million increase in fuel costs, explained by a higher oil consumption for gas pipeline maintenance for US$ 3 million and a higher thermal energy consumption due to a higher demand from unregulated clients for US$ 5 million, (iii) a US$ 7 million increase of transportation costs and, (iv) a lower recognition of renewable energy compensations for US$ 3 million.

Enel Generación Perú‘s staff expenses were in line with the same period of the previous year.

Enel Generación Perú‘s other expenses by nature were in line with the same period of the previous year.

Enel Generación Piura S.A.: (in line with the same period of the previous year)

Chinango S.A.: (US$ 1 million EBITDA due mainly to lower energy sales)

Chinango’s operating revenues increased by US$ 2 million due to higher sales in the spot market.

Chinango’s operating costs increased by US$ 1 million due to the 1.5% appreciation of the Peruvian Sol in relation to the US dollar.

Chinango’s staff expenses were in line with the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Chinango’s other expenses by nature were in line with the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (US$ 46 million higher EBITDA mainly due to the new integral tariff review)

EBITDA of our Argentinean subsidiary reached US$ 91 million in 2018, which represents a US$ 46 million increase in relation to the same period of the previous year. The main variables that explain this decrease in the March 2018 income, as compared to 2018, are described below:

Edesur’s operating revenue increased by US$ 111 million, or 33.1 % in 2018, mostly because of a US$ 188 million recognition of a greater revenue from energy sales as a result of the application of the new tariff review (Revisión Tarifaria Integral RTI) as published by Resolution No. 64 dated February 1, 2017 issued by the ENRE (Ministerio de Energía y Minería de la Secretaría de Energía Eléctrica); This increment was partially offset by (i) US$ 16 million lower energy sales of 9 GWh and (ii) a US$ 61 million decrease caused by the 25.5 % devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s operating costs increased by US$ 62 million, or 31.4 % mostly on account of: a US$ 107 million increase in energy purchases mostly attributable to a US$ 103 million price increase as a result of domestic inflation and a US$ 4 million from higher physical purchases; a US$ 10 million increase in transportation costs; a US$ 9 million increase in generator rental. These were partially offset by a US$ 39 million reduction caused by the 25.5 % devaluation of the Argentinean peso in relation to the US dollar and a US$ 25 million decrease in recognition of fines for client compensation registered in the same period of the previous year.

Edesur’s staff expenses increased by US$ 5 million, as a consequence of a US$ 11 million staff salary increase mainly due to domestic inflation and a US$ 7 million increase for the retirement plan. The above was offset by a US$ 14 million as a result of the 25.5 % devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s other expenses by nature were in line in relation to the same period of the previous year.

Energy losses were in line with the prior period reaching 12.1 % of operating costs as of March 2018. The number of Edesur’s clients as of March 2018 reached 2,535 million which represented an increase of 22,000 new clients, as compared to the same period of the previous year.

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 166 million in 2018, which represents a US$ 80 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such an increase in the March 2018 income, as compared to the same period of 2017, are described below:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Enel Distribución Río S.A. (ex Ampla): (US$ 7 million higher EBITDA mostly attributable to lower operating costs)

Enel Distribución Río’s operating revenue decreased by US$ 6 million, or 1.6% in 2018, mainly explained by a decrease in other operating income of US$ 22 million, which is mainly explained by (i) decrease in construction income for IFRIC 12 for US$ 17 million (ii) lower income for mutual support for US$ 2 million and (iii) lower other operating income for US$ 3 million, due to the devaluation of 3.2% of the Brazilian Real in relation to with the US dollar.

The above was partially offset by

-       Increase of US$ 7 million in revenues from energy sales, attributable mainly to the following effects: (i) an increase of US$ 57 million due to the effect of higher revenues from tariff recovery; (ii) increase of US$ 11 million due to higher revenues from meter energy measurement, (ii) higher income from taxes received for research and development and energy efficiency for US$ 8 million (iv) decrease in sales of 113 GWh equivalent to US$ 57 million, (v) decrease in the recognition of the tariff flag for US$ 5 million (vi) decrease of US$ 9 million due to the devaluation of 3.2% of the Brazilian Real in relation to the US dollar.

-       Increase in other services provided by US$ 9 million mainly due to an increase in revenues from tolls of US$ 10 million, offset by US$ 1 million from the conversion effects of a devaluation of 3.2% of the Brazilian Real relative to the US dollar

Enel Distribución Rio’s operating costs decreased by US$ 13 million or 4.8 % in 2018, mostly explained by a US$ 8 million decrease in energy purchases attributable to: (i) a US$ 3 million decrease due to lower prices for regulated industrial tariffs; (ii) a US$ 5 million decrease as a result of the conversion effects of the 3.2% depreciation of the Brazilian Real in relation to the US dollar.

A US$ 19 million increase in energy transport costs due to increased thermal energy hire.

A US$ 24 million decrease in other variable supplies corresponding to (i) US$ 18 million lower costs for the construction of IFRIC 12, (ii) a US$ 4 million decrease in compensation to customers and a US$ 2 million decrease as a result of the 3.2% devaluation of the Brazilian Real in relation to the US dollar.

Enel Distribución Río’s staff expenses increased by US$ 3 million which is mainly explained by an increase in employee compensation costs.

Other expenses by nature in Enel Distribución Río decreased by US$ 4 million mostly explained by lower maintenance costs and third party services of US$ 2 million, a US$ 2 million decrease due to the conversion effects stemming from the 3.2 % depreciation of the Brazilian real in relation to the US dollar.

Energy losses increased by 1 p.p. reaching 20.5 % of the 2018 operating costs. As of March 2018, Enel Distribución Río had 2,992 million clients, which represented a 71,000 decrease as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Enel Distribución Ceará S.A. (ex Coelce): (US$ 11 million lower EBITDA mostly attributable to higher transport costs)

Enel Distribución Ceará’s operating revenue of increased by US$ 6 million, or 1.8 % in 2018, mostly due to other supply services and other operating income explained by the effects of the IFRIC 12 construction contract.

Enel Distribución Ceará’s operating costs increased by US$ 12 million or 5.8 % in 2018, mostly explained by (i) a US$ 17 million transport cost increase from tolls; (ii) a US$ 6 million increase in the 12 IFRIC concession contracts costs;(iii) a US$ 9 million lower purchases due to lower demand; and (iv) a US$ 2 million decrease due to the conversion effects of the 3.2 % depreciation of the Brazilian real in relation to the US dollar.

Enel Distribución Ceará’s staff expenses increased by US$ 2 million mainly as a consequence of higher staff compensations.

Enel Distribución Ceará’s other expenses by nature increased by US$ 3 million, or 10.4 % in 2018, mostly because of a US$ 3 million increase in higher third party service costs for line and network maintenance and civil litigation.

Energy losses during 2018 increased by 1 p.p. reaching 13.8 % of operating costs. As of March 2018, Enel Distribución Ceará had 3,991 million clients, which represented an increase of 65,000 new clients as compared to the same period of the previous year.

Enel Distribución Goiás (ex CELG): (US$ 83 million higher EBIDTA mainly due to higher tariff recognition offset by lower staff compensation costs)

Enel Distribución Goiás’ operating revenue reached US$ 159 million, made up by (i) US$ 278 million from energy sales equivalent to 1,174 GWh of physical sales, plus USD 24 million, of which USD 23 million is explained by construction revenues related to IFRIC12.

This was offset by other service of US$ 144 million, mainly due to lower tolls services.

Enel Distribución Goiás’s operating costs increased by US$ 120 million, made up of (i) US$ 59 million in energy purchases to cover higher demand, (ii) increase in transportation cost of US$ 37 million and (iii) increase in other variable supplies and services of US$ 24 million, which correspond mainly to construction costs for application of IFRIC 12 for US$ 23 million.

Enel Distribución Goiás’ staff costs decreased by US$ 67 million including US$ 61 million provisions for the voluntary retirement plan recognized in February 2017.

Enel Distribución Goiás’ other expenses by nature reached US$ 23 million corresponding mainly to higher third party service costs for line and network maintenance and other services.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Energy losses decreased by 0.8 p.p. reaching 11.9% of operating costs in 2018. The number of Enel Distribución Goiás’ clients reached 2,945 million as of March 2018.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 116 million in 2018, which represents a US$ 11 million decrease in relation to the same period of the previous year. The main variables that explain such increase in the March 2018 results as compared to 2017, are described below:

Codensa S.A.: (Lower EBITDA of US$ 11 million mostly explained by a higher energy purchases and higher average energy price of purchase)

Codensa’s operating revenue increased by US$ 30 million or 8.0% in 2018 because of (i) a US$ 3 million increase of 36 GWh physical sales, (ii) a US$ 16 million increase mainly due to higher tariffs due to the inflation effect , (iii) a US$ 3 million increase due mainly to collection commissions; and (v) finally, a US$ 8 increase as a result of the conversion effects of the 2.2 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s operating costs increased by US$ 35 million or 16.3 % in 2018, mainly explained by (i) a US$ 3 million increase in higher 53 GWh energy purchase compared to the previous year, (ii) a US$ 27 million increase in average prices, (iii) a US$ 3 million increase in transportation costs; and (iv) a US$ 4 million decrease in costs for variable supplies and services as a result of higher costs related to new business. Additionally, a US$ 6 million increase as a result of the conversion effects of the 2.2 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s staff expenses increased by US$ 2 million, or 16.4 % in 2018, as a consequence of US$ 3 million increase in salaries and wages, offset by US$ 1 million by higher labor cost on construction projects.

Codensa’s other expenses by nature increased by US$ 4 million, or 17.5 % in 2018 mostly due to a US$ 8 million increase in higher third party service costs for line and network maintenance. The above was partially offset by a US$ 4 million reduction caused by lower wealth tax costs in relation to the same period of the previous year.

Energy losses in 2018 increased by 0.1 p.p. reaching 7.9% of operating costs. Codensa had 3,364 million clients as of March 2018 which represents an increase of 95,000 new clients, as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Peru

EBITDA of our Enel Distribución Perú S.A. subsidiary reached US$ 56 million in 2018 which was in line with the same period of the year before.

Enel Distribución Peru S.A. (former Edelnor): (In line with the same period of the previous year).

Enel Distribución Perú’s operating revenue increased by US$ 11 million due to increased in energy sales  explained by US$ 17 million related to a tariff increase, offset by lower physical sales of US$ 6 million, equivalent to 53 GWh.

Enel Distribución Perú’s operating costs increased by US$ 7 million mostly explained by a US$ 8 million increase in energy purchases, offset in part by a US$ 1 million I in other variable costs corresponding to contractors.

Enel Distribución Perú’s staff expenses were in line with the same period of the previous year.

Enel Distribución Perú’s other expenses by nature increased by US$ 3 million due to higher third party services.

Energy losses in 2018 increased by 0.4 p.p. reaching 8.2% of operating costs. Enel Distribución Perú had 1,403 million clients in 2018, which represents an increase of 24,000 new clients, as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of March 31, 2018 and 2017.

	As of March 31, 2018			As of March 31, 2017
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	55	(12)	43	25	(14)	11
Brazil	106	(9)	97	91	(9)	82
Colombia	176	(19)	157	163	(18)	145
Peru	76	(18)	58	74	(17)	57
Total Generation and Transmission	413	(58)	355	353	(58)	295

Distribution
Argentina	91	(13)	78	45	(12)	33
Brazil	166	(73)	93	86	(64)	22
Colombia	116	(31)	85	127	(27)	100
Peru	56	(14)	42	56	(14)	42
Total Distribution	429	(131)	298	314	(117)	197
Less: consolidation adjustments and other activities	(22)	-	(22)	(16)	-	(16)
Total Consolidated Enel Américas	820	(189)	631	651	(175)	476

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 189 million in 2018, which represents a US$ 14 million increase in relation to the same period of 2017.

Depreciation and amortization reached US$ 167 million in 2018 representing a US$ 23 million increase compared to same period of 2017 by higher capitalized investment and in substation, lines and networks. The above is explained mainly by: (i) a US$ 18 million increase in the Enel Brasil Group: Enel Distribución Goiás S.A. of US$ 14 million, Enel Distribución Río of US$ 2 million, Enel Distribución Ceará of US$ 2 million; (ii) a US$ 4 million increase in Codensa; (iii) Enel Generación Piura by US$ 2 million due to the 1.5% appreciation of the Peruvian sol in relation to the US dollar.

At the same time, impairment reached US$ 22 million in 2018, representing a US$ 7 million decrease in relation to the same period of 2017, explained mostly by: (i) US$ 5 million decrease in Enel Distribución Río due to lower recognition of uncollectability, (ii) US$ 2 million Enel Distribución Goiás due to lower recognition of uncollectability, (iii) a US$ 2 million less for uncollectability in Enel Distribución Ceará. The above was offset by US$ 2 million in Edesur for an increase in uncollectable debt.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The following table shows the consolidated non-operating income from continued activities for the periods ended March 31, 2018 and 2017:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of March 31
	2018	2017	Variation	Variation
	(US$ million)%
Financial Income
Argentina	25	17	8	47.1
Brazil	42	36	6	16.7
Colombia	6	6	-	-
Peru	2	3	(1)	(33.3)
Consolidation adjustments and other activities	(2)	1	(3)	(337.6)
Total Financial Income	73	63	10	15.9
Financial Costs
Argentina	(70)	(101)	31	30.7
Brazil	(74)	(100)	26	26.0
Colombia	(47)	(47)	-	-
Peru	(8)	(10)	2	20.0
Consolidation adjustments and other activities	(4)	(4)	-	-
Total Financial Costs	(203)	(262)	59	22.5
Foreign currency exchange differences, net
Argentina	20	(6)	26	(433.3)
Brazil	(12)	(10)	(2)	20.0
Colombia	-	1	(1)	(100.0)
Peru	-	(1)	1	(100.0)
Consolidation adjustments and other activities	(4)	18	(23)	122.2
Total Foreign currency exchange differences, net	3	2	1	50.0
Gain (Loss) for indexed assets and liabilities	-	0	(0)	100.0
Net Financial Income Enel Américas	(127)	(197)	70	35.3

	As of March 31
	2018	2017	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	(0)	0	(100.0)
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	-	1	(1)	(100.0)
Menos: Ajustes de consolidación y otras actividades de negocio	-	-	-	-
Total Other Gain (Losses)	-	1	(1)	-
Share of profit (loss) of associates accounted for using the equity method
Argentina	-	-	-	-
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	-	-	-	-
Less: consolidation adjustments and other activities	-	-	-	-
Total Share of profit (loss) of associates accounted for using the equity method	-	-	-	100.0

Total Non Operating Income	-	1	(1)	-

Net Income Before Taxes	503	280	222	79.8
Income Tax
Enel Américas (holding)	-	(14)	14	(100.0)
Argentina	(32)	(13)	(19)	(146.2)
Brazil	(37)	(6)	(31)	(516.7)
Colombia	(74)	(77)	3	3.9
Peru	(27)	(27)	-	-
Total Income Tax	(170)	(137)	(33)	(24.6)
Net Income after taxes	333	143	190	132.5
Profit (Loss) from discontinued operations, after taxes	-	-	-	-
Net Income	333	143	190	132.5
Net Income attributable to owners of parent	221	74	148	200.3
Net income attributable to non-controlling interest	112	69	43	60.9

Financial Income

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Financial income reached a US$ 127 million loss as of March 2018, which represents a US$ 70 million improvement in relation to the US$ 197 million loss registered in the same period of 2017. The foregoing is mostly explained by:

a) Higher financial income of US $ 10 million as of March 2018 mainly attributable to: (i) a US$ 2 million increase in Edesur due to higher income interest recognition on term deposits and arrear interests (ii) a US$ 9 million increase in Enel Distribución Rio corresponding to US$ 6 million from the IFRIC 12 contract; a US$ 9 million increase from the financial reversal less US$ 6 million decrease in financial updates and term deposits; (iii) a US$ 3 million increase in Enel Generación Costanera due mainly to higher interest rates from term deposits and (iv) a US$ 5 million decrease in Enel Brasil due to lower income from term deposits.

(b) US$ 60 million of decreased in financial expenses mainly due to: (i) lower financial expenses of US$ 30 million in Edesur, explained mainly by a decrease in mutual interests in CAMMESA of US$ 17 million and a US$ 15 million decrease for the financial correction for client-related fines, (ii) US$ 24 million decrease in Enel Distribución Río mainly due to the US$ 9 million correction of civil provisions, a US$ 5 million decrease in FIDIC financial recharges, a US$ 5 million decrease in regulatory asset and liabilities, a US$ 5 million decrease in bond interests, and (iii) a US$ 4 million decrease in interests from bank loans in Enel Distribución Ceará.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Corporate taxes

The gains tax levied on companies’ profits decreased its loss by US$ 33 million, or 24.6% in 2018, which is mainly explained by (i) increased spending of US$ 17 million in Enel Distribución Rio mainly due to better results compared to the same period of the previous year (ii) a US$ 6 million increase due to the incorporation of EGP Volta Grande into the consolidation perimeter (iii) a US$ 11 million increase in Enel Distribución Goiás mainly due to lower registration of deferred taxes from fiscal loss in relation to the same period of the previous year (iv) increased spending in Enel Generación el Chocón and Enel Generación Costanera of US$ 8 and US$ 3 million, respectively as a result of improved financial results in relation to the previous period. This was compensated partially in Enel Américas by US$ 13 million lower spending corresponding to lower income tax with respect to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	As of March 31
	2018	2017	Variation	Variation
	(US$ million)%

Current Assets	4,786	4,545	241	5.3
Non current Assets	15,914	15,624	290	1.9

Total Assets	20,700	20,169	531	2.6

Enel Américas’ total assets as of March 31, 2018 increased by US$ 531 million as compared to total assets on March 31, 2017, mainly as a result of:

       Current assets decreased by US$ 241 million, equivalent to 5.3%, mostly explained by:

•         A US$ 258 million decrease in cash and cash equivalents, composed mostly of (i) a US$ 24 million decrease in Enel Américas S.A. due to the payment of dividends and forward settlement, (ii) a US$ 54 million decrease in Enel Distribución Goiás S.A. mainly due to payment to employeed and legal deposits , (iii) a US$ 22 million decrease in Compañía Eléctrica Fortaleza for immediate liquidity term deposits (iv) a US$ 8 million decrease in term deposits recovery in Edesur (v) a US$ 93 million decrease in Cedensa corresponding to dividend payments, income tax and other tax payments, payments to suppliers (vi) a US$ 31 million decrease in Enel Distribución Perú for the payment of bank loans net of new bond issuance, maturity of term deposits (vii) a US$ 55 million decrease in Emgesa mainly for the payment of dividends, tax payments, net of operating income (viii) a US$ 7 million decrease in Enel Generación Perú mainly corresponding to the payment of loans and interests.

This is offset by: (i) a US$ 15 million increase in Enel Generación El Chocón corresponding to term deposits, (iii) a US$ 12 million increase in EGP Volta Grande corresponding mainly to income from energy sales and (iii) in Empresa Eléctrica Chinango S.A. for an increase of USD 5 million due to higher revenues.

•         Increase in other current financial assets US$ 83 million, mainly consisting of (i) a US$ 59 million in Enel Brasil group which is explained by an increase in term deposits > 90 days in Enel Distribución Rio and Enel Distribución Ceará, (ii) a US$ 20 million increase in Emgesa mainly from time deposits > 90 days.

•         A US$ 45 million increase in other current non-financial assets mainly consisting of (i) a US$ 27 million increase in Enel Perú for tax fines and interests claims, (ii) a US$ 5 million increase in Emgesa corresponding to an increases in civil liability policies.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

•         A US$ 318 million increase in Commercial receivables and other current accounts receivable corresponding mainly to an increase in (i) Enel Brasil group of US$ 142 accounted for by US$ 129 million in Enel Distribución Río and Enel Distribución Ceará due to an increased recognition of sector assets and liabilities transferred from long term, a US$ 26 million increase in EGP Cachoeira Dourada due to an increase in energy receivables, the above partially offset by a US$ 20 million decrease in receivables in Enel Distribución Goiás, (ii) a US$ 20 million increase in Codensa due to higher accounts receivable in the regulated market (iii) a US$ 102 million increase in Edesur due to higher accounts receivable from customers for tariff increases, (iv) a US$ 41 million increase in Emgesa mainly due to increase in trade accounts receivable due to increase in energy sales (v) a US$ 17 million increase in Enel Distribución Perú due to higher receivables stemming from lower accounts transferred to factoring, (vi) a US$ 9 million increase in Enel Generación Perú corresponding to loss of profit due to the rotor damage in Ventanilla Power Plant.

•         A US$ 33 million Stock increase corresponding mainly to an increase in (i) Enel Brasil group of US$ 17 million corresponding to a US$ 8 million stock recognition from intangible assets in Enel Distribución Ceara and a US$ 12 million in Enel Distribución Río offset by US$ 3 less in materials in Enel Distribución Goiás, (ii) a US$ 7 million increase in Codensa corresponding to the purchase of materials for maintenance, (iii) a US$ 5 million increase in Emgesa for the purchase of liquid fuels and coal and (iv) a US$ 3 million increase in Enel Distribución Perú for the purchase of construction materials.

•         A US$ 17 million increase in Current tax assets which corresponds mainly to (i) a US$ 7 million increase in Enel Distribución Goiás for gains tax and others, (ii) a US$ 2 million increase in Enel Distribución Ceará for taxes recoverable, (iii) a US$ 4 million increase in Enel Distribución Perú corresponding to gains tax recoverable and (iv)  a US$ 2 million increase in Enel Generación Perú for gains tax recoverable.

       A US$ 290 million increase of Non-current assets equivalent to 1.9%, mainly due to:

•         A US$ 44 million increase in Other non-current financial assets mainly due to an increase in accounts receivable as a result of the application of the IFRIC12 in Brazilian distributors Enel Distribución Río and Enel Distribución Ceará due to higher activations during the period totaling US$ 34 million plus the effect of the year’s US$ 10 million financial correction.

•         A US$ 14 million increase in Other Non-financial and Non-current assets mainly from Enel Distribución Goiás due to legal deposits.

•         A US$ 37 million decrease in Receivables and other non-current receivables mainly from a US$ 50 million decrease in Enel Brasil group principally due to a US$ 32 million in Enel Distribución Goiás mainly from regulatory assets transferred from short term, a US$ 11 million decrease in Enel Distribución Ceará due to recognitions and transfers of regulatory assets to short term; a US$ 5 million decrease in Enel Distribución Río due to recognitions and transfers of regulatory assets to short term, the above offset by (i) a US$ 5 million increase in accounts receivable from VOSA in Enel Generación El Chocón and US$ 3 million in Central Dock Sud; (iii) a US$ 4 million increase in Codensa for agreements with municipalities.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

•         A US$ 265 million increase in Property, plants and equipment mostly comprised of (i) a US$ 113 million increase on account of new investments, (ii) a US$ 251 million increase corresponding to the conversion effects of different functional currencies of the companies in the countries where we operate and (iii) US$ 4 million for other movements, offset partially by US$ 103 million due to amortization and impairment for the period.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Liabilities and Equity	As of March 31
	2018	2017	Variation	Variation
	(US$ million)%

Current Liabilities	5,354	4,934	420	8.5
Non Current Liabilities	6,815	6,956	(141)	(2.0)

Total Equity	8,531	8,279	252	3.0
attributable to owners of parent company	6,758	6,481	277	4.3
attributable to non-controlling interest	1,773	1,798	(25)	(1.4)

Total Liabilities and Equity	20,700	20,169	531	2.6

Enel Américas’ total liabilities and equity as of March 31, 2018 increased by US$ 420 million as compared to the total liabilities and equity as of March 31, 2017, mostly attributable to:

       Current liabilities increased by US$ 420 million, explained mainly by:

•         A US$ 425 million increase in Other current financial liabilities which is basically explained by (i) a US$ 131 million increase in Codensa due to the transfer of long term bonds and bank loans, (ii) a US$ 61 million increase in Enel Distribución Ceará for long term loan transfer, (iii) a US$ 82 million increase in Enel Distribución Rio for loan transfer and long term bonds, net of loan payment, (iv) a US$ 36 million in Enel Distribución Goiás for the acquisition of bank loans and short term transfers, (v) a US$ 95 million increase in Emgesa for long term bond transfer net of payments, (vi) a US$ 27 million increase in Enel Perú for fixed rate Scotiabank promissory note payment, (vii) a US$ 8 million increase in Enel Central Costanera for long term debt transfer to Mitsubishi, (viii) a US$ 10 million increase in Enel Américas corresponding to Yankee Bond interests and an increase in the value of Forwards. The above was mainly offset by a (i) US$ 15 million decrease in Enel Distribución Perú for the payment of bank loans net of long term debt transfer, (ii) a US$ 9 million decrease in Chinango for the payment of bank loans, (iii) a US$ 3 million decrease in Enel Generación Perú for the payment of bonds net of long-term transfers.

•         A US$ 52 increase in Commercial accounts and other current accounts payable which is essentially explained by (i) US$ 58 in Enel Brasil group mainly due to a US$ 103 decrease in Enel Distribución Goiás due to lower accounts payable to suppliers for the purchase of power, VAT payments and a decrease of sector liabilities, a US$ 47 million decrease in Enel Distribución Ceará corresponding to lower provisions in energy and materials purchases net of long term sector asset and liability transfer, the above offset by a US$ 52 million increase in Enel Distribución Río for the transfer of long term sector assets and liabilities net of payment to suppliers and lower provisions for the purchase of energy and materials, a US$ 22 million increase in EGP Cachoeira Dourada for higher energy purchases, a US$ 9 million increase in Compañía Eléctrica Fortaleza for the purchase of energy, a US$ 4 million increase in Enel Brasil for service payment accounts, (ii) a US$ 19 million decrease in Central Dock Sud for lower provisions in accounts payable, (iii) a US 14 million in Enel Central Costanera for lower provisions in turbo-steam cycle maintenance, (iv) a US$ 18 million in Enel Generación Perú for lower accounts payable to suppliers, (v) a US 21 million decrease in Enel Distribución Perú mainly due to lower accounts payable to contractors, (vi) a US$ 30 million decrease in Enel Américas for the payment of dividends to third parties. The foregoing was partially offset by (i) US$ 45 million in Edesur for the increase in debts and fines to pay to CAMMESA, (ii) US$ 68 million in Emgesa for the increase in third party dividend payments net of accounts payable to suppliers.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

•         A US$ 33 million increase in Current Tax Liabilities mainly attributable to US$ 16 million income tax settlement in Emgesa and a US$ 17 million increase in Edesur in income provisions.

•          A US$ 18 million increase in Emgesa of Other current non-financial liabilities mainly attributable to energy sale advances to Electricaribe.

       Non-current liabilities increased by US$ 141 million, equivalent to a 2.0% variation mostly attributable to:

•         A US$ 102 decrease in Other financial non-current liabilities (financial debt and derivatives) mostly explained by (i) a US$ 96 million decrease in Codensa due to short term bond transfer and a US$ 55 million decrease in Emgesa due to short term bond transfer, (ii) a US$ 20 million decrease in Enel Distribución Ceará due to short term debt transfer, (iii) a US$ 8 million decrease in Enel Generación Perú for short term bond transfer. The above offset by (i) a US$ 24 million decrease in Enel Distribución Goiás for new loans net of short term transfers, (ii) a US$ 27 million in Enel Distribución Río for new loans net of bond transfers and short term loans, (iii) a US$ 30 million for new loans net of short term debt transfers.

•         A US$ 43 million decrease in Other non-current accounts payable mostly explained by (i) a US$ 31 million decrease in Grupo Enel Brasil S.A., US$ 32 million in Enel Distribución Goiás for transfer to short term of regulatory assets and liabilities, (ii) a US$ 6 million decrease in Enel Generación Central Costanera for transfer to short term of CAMMESA mutual, (iii) a US$ 3 million decrease in Edesur that is considered mutual debt increment in CAMMESA of US$ 10 million, offset by the US$ 13 million from the conversion effect stemming from the devaluation of the Argentine peso in relation to the US dollar.

       The Company’s Total Equity increased by US$ 252 million, mostly attributable to:

•         Equity attributable to the property (shareholders) of the controller increased by US$ 277 million mostly due to (i) a US$ 52 million increase in other reserves composed mainly by an increase in difference reserves related to the conversion from exchange of US$ 55 million, offset by a US$ 2 million decrease of cash flow coverage reserve, (ii) US$ 4 million by the registration on January 1, 2018 of the effect of the first application of the new model for the determination of provisions for impairment of financial assets (IFRS 9), and (iii) Increase in profit for the period to March 2018 by US$ 221 million.

•         Non-controlling shareholdings decreased by US$ 25 million mostly explained by (i) a US$ 195 million decrease due to the payment of dividends, (ii) a US$ 1 million decrease for the recognition of the IFRS9 impact from uncollectables. These decreases were partially offset by (i) a US$ 59 increase in integral income and (ii) a US$ 112 million increase for the recognition of profits earned in 2018.

The Return-on-assets stood at 7.1% as of March 31, 2018 mostly due to income increase for the period

The development of the main financial indicators of continuing operations as follows:

Indicator		Unit	03/31/2018	12/31/2017	03/31/2017	Change	% Change

Liquidity	Current liquidity	Times	0.89	0.92		(0.03)	(3.0%)
	Acid ratio test (1)	Times	0.84	0.87		(0.03)	(3.4%)
	Working Capítal	MMUSD	-568	(389)		(179)	46.0%
Leverage	Leverage	Times	1.43	1.44		(0.0)	(0.7%)
	Short Term Debt	%	44.0%	41.5%		2.5%	6.0%
	Long Term Debt	%	56.0%	58.5%		(2.5%)	(4.3%)
	Financial Expenses Coverage (2)	Times	4.08		2.50	1.6	62.9%
Profitability	Operating Income/Operating Revenues	%	22.5%		20.4%	2.1%	10.5%
	ROE (annualized)%		13.0%		6.6%	6.4%	96.4%
	ROA (annualized)%		7.1%		4.4%	2.7%	61.6%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of March 31, 2018 reached 0.89 times, showing a 3 % decrease in relation to December 31, 2017, mostly explained by decreased cash and cash equivalents, as a result of dividend and loan payments carried out in the first quarter of the year.

The Company’s Acid test as of March 31, 2018 reached 0.84 times, showing a 3.4 % decrease in relation to December 31, 2017, explained by decreased cash and cash equivalents as a result of dividend and loan payments carried out in the first quarter of the year.

The Company’s Working capital as of March 31, 2018 reached US$ 568 million, representing a decrease in relation to December 31, 2017 mostly explained by decreased cash and cash equivalents as a result of dividend and loan payments carried out in the first quarter of the year.

The Company’s Leverage (indebtedness ratio) stood at 1.43 times as of March 31, 2018, a 0.7 % decrease in relation to December 31, 2017 mostly on account of reduced dividend and loan payments.

The Hedging of financial costs as of the period that ended on March 31, 2018 was 4.08 times, which represents a 62.9 % increase as compared to the same period of the previous year, mainly because of increased tariffs in Edesur.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 10.5 % in relation to the same period of the previous year, reaching 22.5% as of March 31, 2018, mainly due to a higher EBIT.

The Return-on-equity of the controller’s property owners (shareholders) was 6.4%, as a result of an increase in the income attributable to the property owners.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The Return-on-assets stood at 7.1% as of March 31, 2018 mostly due to income increase for the period.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

MAIN CASH FLOWS

The Company’s net cash flows were negative and totaled US$ 266 million as of March 2018, which represents a US$ 783 million increase in relation to the same period of the previous year. The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to the same period of 2017, are described below:

Net Cash Flow	As of March 31
	2018	2017	Variation	Variation
	(US$ million)%

From Operating Activities	130	204	(74)	(36.3)

From Investing Activities	(372)	(889)	517	(58.2)

From Financing Activities	(24)	(364)	340	(93.4)

Total Net Cash Flow	(266)	(1,049)	783	(74.6)

The net cash flows stemming from operating activities totaled US$ 130 million as of March 2018, representing a 36.3% drop in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operations activities mainly in (i) US$ 474 from collections from the sale and provision of services, (ii) a US$ 19 million charge increase for operations, (iii) a US$ 7 million less from royalties and commissions, (iv) US$ 9 million less from charges related to premiums, services, annual fees and other benefits from endorsed policies. These increases were partially offset by payments in the type of cash payments from operations mainly in (i) US$ 496 million payments to suppliers for the supply of goods and services, (ii) US$ 8 million payments to and on behalf of employees, (iii) US$ 103 million other payments for operation activities (see detail in note 8F of the financial statements), (iv) US$ 9 million lower income tax payments f (vi) US$ 3 million in other cash income and outgoings.

The net cash flows coming from (used in) investment activities were outflows of US$ 372 million as of March 2018 explained mainly by (i) US$ 198 million payment for the reimbursement of the incorporation of properties, plants and equipment, (ii) US$ 135 million incorporation of intangible assets from IFRIC 12, (iii) US$ 3 million payments arising from future contracts, term deposits, options and swaps and (iv) US$ 125 million redemption from investment payments of > 90 days. These cash investment outflows were offset (i) US$ 18 million from interests received and (ii) US$ 69 million the redemption from investment payments of > 90 days and (iii) other income of US$ 2 million.

The net cash flows coming from (used in) financing activities were outflows totaling US$ 24 million as of March 2018, stemming mainly from (i) US$ 162 million loan payments; (ii) US$ 97 million third party dividend payments, (iii) US$ 94 million interest payments, (iv) US$ 6 million liability payment for financial rental and (v) US$ 13 million other cash outflows. All the above was offset by US$ 348 million flows coming from loans.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in December 2018 and 2017.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	1Q18	1Q17	1Q18	1Q17

Enel Generación Chocon S.A.	0	-	1	1
Enel Generación Costanera S.A.	13	12	8	9
Emgesa S.A.E.S.P.	19	47	19	18
Enel Generación Perú S.A.	9	16	13	15
Enel Distribución Goiás (Celg) (*)	51	4	22	8
EGP Cachoeira Dourada S.A.	0	-	2	2
Enel Distribución Fortaleza	3	3	3	2
Enel Cien S.A.	0	1	4	4
Edesur S.A.	45	24	5	5
Enel Distribución Perú S.A.	21	29	13	12
Enel Distribución Rio (Ampla) (*)	40	59	23	22
Enel Distribución Ceara (Coelce) (*)	44	39	15	14
Codensa S.A.	83	59	30	26
Enel Trading Argentina S.R.L.	-	2	0	-
Central Dock Sud S.A.	0	-	4	4
Enel Generación Piura S.A.	3	3	4	2
Holding Enel Americas y Sociedades de Inversión	2	-	1	-
Total	333	298	167	144

(*) Includes intangible assets concessions

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS S.A. GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s operations are subject to wide-ranging environmental regulations that Enel Américas continuously meets. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Commercial activity of the group has been planned in order to moderate eventual impacts resulting from changes in the hydrologic conditions.

The operations of the Enel Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-           Compliance with the good corporate governance standards.

-           Strictly compliance with the Group’s whole regulatory system

-           Each business and corporate area define:

                               I.    The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                                II.   Criteria related to counterparts.

                              III.   Authorized operators.

-                 For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-                  All operations of corporate areas and business operate within the limits approved in each case.

-                 Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

18.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Gross position:

	03-31-2018	12-31-2017
	%	%
Fixed interest rate	59%	46%

18.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-        Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-       Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

18.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-              Fuel purchases in the process of electric energy generation.

-              Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of March 31, 2018, there were contracts in place for the purchase of energy futures for 7.2 GWh, for the Oct-Nov 2018 period. These purchases support a contract to sell energy in the wholesale market. At the same time, future energy sales of 9.84 GWh for the May-December 2018 period took place, associated with hedging cash flow risks in the unregulated market for indexed customers.

As of March 31, 2018, 0.36 GWh in sale contracts and 5.4 GWh of energy futures purchases have been settled.

As of December 31, 2017, there were contracts in place for the purchase of energy futures of 5.4 GWh for the Jan-Mar 2018 period. Such purchases support an energy sale contract in the Colombian wholesale market.

As of December 31, 2017, 24.23 GWh of sale contracts have been settled and 77.45 GWh of energy futures purchases.

18.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see notes 17, 19 and Annex 4.

As of March 31, 2017, Grupo Enel Américas held a liquidity position of MUS$ 1,214,409 in cash and other equivalents and MUS$ 601,115 in long-term credit lines available unconditionally. As of December 31, 2017, the Enel Américas Group’s liquidity position amounted to MUS$ 1,472,763 in cash and cash equivalents and MUS$ 224,766 in unconditionally-available long-term lines of credit.

18.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

18.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-              Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, in relation to the Chilean peso, which includes:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

-               The USS Libor rate of interest.

-              The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: MUS$ 308,085.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment - after any applicable grace period - of debts of Enel Américas or Significant Subsidiaries of Enel Américas, whose individual insolvent capital exceeds the equivalent of US $ 150 million, could result in the advance payment of bank credit under State law from New York. In addition, this credit contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, adverse judicial decisions in excess of US $ 150 million, among others, could lead to the declaration of acceleration of those credits.

Non-payment - after any applicable grace period of any debt of Enel Américas individual or of any significant subsidiary (as defined contractually) with an amount of capital exceeding US $ 150 million, or its equivalent in other currencies, could give place the mandatory advance payment of a substantial part of the Yankee bonds.

Finally, in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly (see Note 3.d of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 7, 2018